EXHIBIT 99.1
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                                  ANNOUNCEMENT


                              WPP GROUP PLC ("WPP")
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WPP announces that on 31st March 2003 it acquired 350,000 of its own ordinary shares of 10p each for cancellation. The shares were acquired at a price of 335.42p per share.